Tenon Medical, Inc.

104 Cooper Court

Los Gatos, CA 95032

November 4, 2024

VIA EDGAR

Juan Grana and Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tenon Medical, Inc.
Registration Statement on Form S-1 filed on October 17, 2024
File No. 333-282704

Dear Mr. Grana and Ms. Sawicki:

On behalf of Tenon Medical, Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on October 25, 2024, regarding the Company’s registration statement on Form S-1 filed on October 17, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have filed Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today.

Registration Statement on Form S-1 Cover Page

1.	We note your disclosure on the cover page that the Selling Stockholder may sell its shares through underwriters, agents or broker-dealers on terms to be determined at the time of sale. Please confirm your understanding that the retention by a Selling Stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that yes, it understands that the retention by a Selling Stockholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment.

Exhibits

2.	Please revise your registration statement to file the warrant exercise inducement letter agreement dated September 16, 2024 entered into between Tenon Medical and Armistice Capital.

Response: In response to this comment, the Company advises the Staff that it has filed the warrant exercise inducement letter in accordance with the Staff’s request.

3.	We note the consent of Haskell & White LLP filed as Exhibit 23.1 is not signed.

Please revise your registration statement to file a signed consent from Haskell & White LLP.

Response: In response to this comment, the Company advises the Staff that it has updated the consent of Haskell & White LLP in accordance with the Staff’s request.

General

4.	Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

Response: We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which Selling Stockholder are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the Selling Stockholder is not acting as an underwriter or otherwise as a conduit for the Company and that the resale of the 2,445,700 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Background.

On September 16, 2024, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with Armistice Capital, LLC (the “Selling Stockholder”), pursuant to which the Selling Stockholder agreed to exercise outstanding warrants (the “Old Warrants”) to purchase 1,222,850 shares of Common Stock for cash at their then current exercise price of $3.55 per share in consideration for the Company’s agreement to issue (i) new unregistered five-year warrants (the “Series A Warrants”) to purchase up to an aggregate of 1,222,850 shares of Common Stock at an exercise price of $4.28 per share and (ii) new unregistered three-year warrants (the “Series B Warrants,” and together with the Series A Warrants, the “New Warrants”) to purchase up to an aggregate of 1,222,850 shares of Common Stock at an exercise price of $4.28 per share to the Selling Stockholder at a purchase price of $0.125 per share of common stock underlying each New Warrant (the “Inducement Transaction”). The Company received $4,646,830 in gross proceeds from the Inducement Transaction ($305,712.50 for the purchase of the New Warrants $4,341,117.50 for the exercise of the Old Warrants). The Inducement Transaction was facilitated by A.G.P./Alliance Global Partners (“AGP”) who acted as the Company’s financial advisor and received a cash fee of 7% of the gross proceeds from the Inducement Transaction. Pursuant to the terms of the Inducement Letter, the Company also agreed to file a registration statement providing for the resale of the shares of Common Stock issuable upon the exercise of the New Warrants within thirty (30) calendar days following the date of the Inducement Letter. The 1,222,850 shares of Common Stock issued to the Selling Stockholder upon exercise of the Old Warrants were previously registered under Registration Statement on Form S-1 (No. 333-281531) and are not being registered under the Registration Statement.

Analysis.

In an effort to assist registrants in determining whether an offering by the Selling Stockholder may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides as follows:

612.09. It is important to identify whether a purported secondary offering is really a primary offering, i.e., the Selling Stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1: How long the Selling Stockholders Have Held the Shares.

Although the safe harbor provided by Rule 144 under the Securities Act indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Commission has recognized that shorter holding periods do not negate investment intent. As described in CD&I Question 139.11, the Commission regularly permits issuers to register privately issued shares (or in the case of convertible securities, the convertible security itself) for resale promptly following, or even prior to, the closing of a private placement transaction:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration statement.

This interpretation indicates that the existence of registration rights and a short time between the issuance of the New Warrants and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. The private placement of the New Warrants to the Selling Stockholders occurred prior to filing the Registration Statement and the Selling Stockholder bore market risk at the time of filing the Registration Statement.

Factor 2: The Circumstances Under Which the Selling Stockholders Received Their Shares.

The Selling Stockholder acquired the New Warrants as part of the Inducement Transaction in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(2) or Regulation D of the Securities Act. The Inducement Letter provides that the Company is obligated to register the resale of the Shares. Such registration rights are customary in private placements of this nature (i.e., warrant exercise inducement transactions).

Section 2(c)(ii) of the Securities Act defines “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. In the Inducement Letter, the Selling Stockholder made customary investment and private placement representations to the Company, including that (i) it is acquiring the New Warrants as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the New Warrants or the Shares, (ii) as of the date of the Inducement Letter it is, and on each date on which it exercises any New Warrants it will be, an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act, and agrees that the New Warrants will contain restrictive legends when issued, and neither the New Warrants nor the Shares issuable upon exercise of the New Warrants will be registered under the Securities Act, except as provided in the registration rights provision of the Inducement Letter.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholder has any plan to act in concert to effect a distribution of their shares of Common Stock. The Selling Stockholders purchased the securities in an arm’s length transaction in circumstances that do not indicate that they would be our underwriter. The Selling Stockholder is a private investment fund. The Company is not aware of the Selling Stockholder being a broker dealer or being affiliated with a broker-dealer.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholder has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholder has taken any actions to condition or prime the market for the potential resale of the Shares.

Factor 3: The Selling Stockholders’ Relationship to the Company.

On September 16, 2024 and prior to entering into the Inducement Transaction, the Company sold the Selling Stockholder in a registered best efforts offering 55,000 shares of Common Stock, the Old Warrants and pre-funded warrants to purchase 1,167,850 shares of Common Stock at a purchase price of $3.68 per share and accompanying Old Warrant and $3.6799 per prefunded warrant and accompanying Old Warrant. Prior to entering into the securities purchase agreement related to the registered offering (the “SPA”), the Company had no relationship with the Selling Stockholder.  The Selling Stockholder was not provided with any control over the Company’s business pursuant to the SPA or the Inducement Letter, neither the Selling Stockholder or any of its affiliates is an affiliate of the Company and the Selling Stockholder does not act as a financial advisor or fiduciary of the Company. The Selling Stockholder was introduced to the Company by, solicited to make an investment with the Company by, and worked through AGP, acting on behalf of the Company, and AGP, not the Selling Stockholder, acted as the Company’s placement agent with respect to registered offering and financial advisor with respect to the Inducement Transaction.

The registration rights granted to the Selling Stockholder under the Inducement Letter are customary and are not indicative of any desire of the Selling Stockholder to sell or distribute the Shares on behalf of the Company, or at all. The Selling Stockholder negotiated for such customary registration rights for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Inducement Letter, the Company would not be filing the Registration Statement.

The Selling Stockholder is not acting on the Company’s behalf with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholder that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether the Shares are ever resold at all under the Registration Statement.

Finally, the Company will not receive any of the proceeds from any resale of shares by the Selling Stockholder under the Registration Statement.

Factor 4: The Amount of Shares Involved.

The Company is seeking to register 2,445,700 shares of Common Stock underlying the New Warrants for resale, which represents approximately 44% of the Company’s outstanding shares of Common Stock (after giving effect to the Offering and assuming exercise of the Warrants). While the number of shares being registered are a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, Compliance and Disclosure Interpretation 612.12 describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the Selling Stockholder is acting as a conduit for the issuer to effect a primary offering.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

The Selling Stockholder is a private investment fund. The Company is not aware of any Selling Stockholder being a broker dealer or being affiliated with a broker-dealer.

Accordingly, we believe that none of the features commonly associated with a person’s acting as an underwriter are not present.

Factor 6: Whether Under all the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Selling Stockholders are acting on their own behalf, and are motivated by their own self-interests, and are not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Registration Statement.

The Registration Statement is filed by the Company to comply with its obligations under the Inducement Letter. The Company does not have an underwriting relationship with the Selling Stockholder, and the Selling Stockholder is not acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. The Selling Stockholder has represented that it has acquired the securities, and will acquire the Shares being registered, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

Other than the investment terms and conditions and limited covenants provided for under the Inducement Letter and SPA, the Company does not have any material relationship with the Selling Stockholder. The Selling Stockholder is not acting as a financial advisor or fiduciary of the Company and, may engage in trading in the Company’s securities independently and without the Company’s knowledge or control. The Company has been advised that the Selling Stockholder is not in the business of underwriting securities. As noted above, the Selling Stockholder was introduced to the Company by, solicited to make an investment with the Company by, and worked through AGP, a FINRA member firm acting on behalf of the Company, acting as placement agent in the registered offering and financial advisor in the Inducement Transaction. The Selling Stockholder personally bears the economic risks and rewards of being a warrant holder and upon exercise of the New Warrants, a stockholder and will continue to do so until a time when it sells its New Warrants and Shares, as applicable. The Company will not benefit when or if the Selling Stockholder sells the Shares, except that the Company will receive the proceeds from any exercise of the New Warrants. Since the time of purchase, the Selling Stockholder has borne the full economic risk of ownership of the Company’s securities, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of the Company’s Common Stock.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Shares by the Selling Stockholders, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and, accordingly, we can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Shares.

5.	We note your disclosure that on September 9, 2024, you received a written notice from the listing qualifications staff of The Nasdaq Stock Market indicating that you are not in compliance with the minimum 500,000 publicly held shares requirement pursuant to Nasdaq Listing Rule 5550(a)(4), and that you have until October 24, 2024 to provide Nasdaq with a specific plan to regain compliance with this minimum float requirement. Please revise your registration statement to disclose your noncompliance with the minimum float requirement, as well as any noncompliance with any other Nasdaq continued listing requirements, and the risk to investors stemming from your noncompliance, and discuss any updates regarding your specific plan to regain compliance, including whether such plan was provided to Nasdaq on or prior to October 24, 2024.

Response: In response to this comment, the Company advises the Staff that it has regained compliance with Nasdaq Listing Rule 5550(a)(4) and has received correspondence from Nasdaq confirming such compliance. The Company is not in noncompliance with any other Nasdaq continued listing requirements and has accordingly not revised the Registration Statement to disclose any noncompliance with Nasdaq continued listing rules.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at sfoster@tenonmed.com or Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at jwofford@srfc.law or 646-876-0618.

Sincerely,

Tenon Medical, Inc.

By:	/s/ Steven M. Foster
Chief Executive Officer

cc:	Jeffrey P. Wofford, Esq.

Sichenzia Ross Ference Carmel LLP